UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part III Information on the Form 10-K

PART I -- REGISTRANT INFORMATION

Astea International Inc.

Full Name of Registrant

N/A

Former Name if Applicable

240 Gibraltar Road

Address of Principal Executive Office (Street and Number)

Horsham, PA 19044

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant inadvertently failed to file its definitive proxy statement which contained Form 10K Part III information omitted from the Registrant's Form 10-K filed with the Securities and Exchange Commission on May 1, 2017 (120 days from the end of the Registrant's fiscal year).  The Registrant will file the Form 10-K Part III information as soon as possible.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rick Etskovitz	215	682-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Astea International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 2, 2017	By /s/ Rick Etskovitz